PUBLIC

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2014
WASH, D.C.
191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67947 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RG KNOX COMPANY LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3734 ECKER HILL DR
(No. and Street)

PARK CITY (City) UT (State) 84098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KARLA KNOX 435-655-0970
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STAYNER, BATES & JENSEN, P.C.
(Name – *if individual, state last, first, middle name*)

510 S. 200 W. #200 (Address), SALT LAKE CITY (City), UT (State) 84101 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

[redacted]

14046240

3/7/14

PUBLIC

## OATH OR AFFIRMATION

I, KARLA KNOX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RG KNOX COMPANY LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Karla Jo Knox
Signature

CFO / FinOp
Title

Linda Lawes
Notary Public

Notary Public
LINDA LAWES
COMMISSION NUMBER 666485
My Commission Expires
June 05, 2017
STATE OF UTAH

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RG KNOX COMPANY, LLC

**Independent Auditor's Report**
**and**
**Statement of Financial Condition**

**December 31, 2013**

CRD #148005

Stayner Bates & Jensen P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

# RG KNOX COMPANY, LLC

**Independent Auditor's Report**
**and**
**Statement of Financial Condition**

**December 31, 2013**

CRD #148005

**** PUBLIC ****

**RG KNOX COMPANY, LLC**

**Table of Contents**

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

**Independent Auditor's Report**

To the Members of
RG Knox Company, LLC
Park City, Utah

We have audited the accompanying statement of financial condition of RG Knox Company, LLC (the Company) as of December 31, 2013, and the related notes to the financial statement. This financial statement is being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and includes the supplemental schedule of the net capital computation required by Rule 15c3-1.

**Management's Responsibility for the Financial Statement**

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

**Opinion**

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of RG Knox Company, LLC as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 18, 2014

# RG KNOX COMPANY, LLC
## Statement of Financial Condition
## December 31, 2013

### ASSETS

| | | |
|---|---|---|
| Assets | | |
| Current Assets | | |
| Cash and cash equivalents | $ | 80,868 |
| Prepaid expenses | | 2,620 |
| Other current assets | | 1,235 |
| Total Current Assets | | 84,723 |
| Equipment, net | | 1,001 |
| Other long-term asset | | 2,857 |
| **Total Assets** | **$** | **88,581** |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Current Liabilities | | |
| Accounts payable | $ | 2,316 |
| Accrued expenses | | 832 |
| Total Current Liabilities | | 3,148 |
| **Total Liabilities** | | **3,148** |
| Members' Equity | | |
| Members' capital | | 177,645 |
| Retained deficit | | (92,212) |
| **Total Members' Equity** | | **85,433** |
| **Total Liabilities and Members' Equity** | **$** | **88,581** |

See accompanying notes to the statement of financial condition

## NOTE A ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

RG KNOX COMPANY, LLC (the "Company") is a Broker/Dealer offering various types of fixed income investment opportunities for institutional accounts only. The Company was incorporated under the laws of the State of Utah in January 2007. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on December 22, 2008. The Company is headquartered in Park City, Utah and maintains licensing and registration in two states in the United States.

Following is a summary of the Company's significant accounting policies:

### Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

### Commissions Receivable

The Company records commissions when earned. Commissions receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible.

### Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Therefore, no accrual for income taxes has been recorded in the financial statements.

### Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

NOTE A ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash.

Impact of New Accounting Pronouncements

The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on its consolidated financial statements.

Property and Equipment

Property and equipment are stated at cost. Betterments and improvements are capitalized over their estimated useful lives, whereas repairs and maintenance expenditures on the assets are charged to expense as incurred. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) is eliminated and any resulting gain or loss is reflected accordingly. Depreciation is computed using the straight-line method over estimated useful lives of three to five years.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values because of the short-term nature of these instruments.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank. The Company's bank deposits are held in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") to certain levels. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets. As of December 31, 2013, the Company did not have any amount in excess of the FDIC coverage.

NOTE C EQUIPMENT

The cost basis of equipment and its accumulated depreciation at December 31, 2013 is $22,050 and $21,049, respectively.

NOTE D PENSION PLAN/401k PLAN

The Company maintains a 401k plan for its employee. Contributions to this plan are discretionary. The Plan commenced in 2011. There was no accrued pension plan payable at December 31, 2013.

NOTE E NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of the greater of $5,000 or 6 2/3% of Aggregate Indebtedness. At December 31, 2013, the Company had net capital of $77,720, which was $72,720 in excess of its required net capital of $5,000.

NOTE F RELATED PARTY TRANSACTIONS

The Company has paid 55% of its commissions earned to a party sharing common ownership. As of December 31, 2013, the Company did not owe any commissions to this related party.

NOTE G SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 18, 2014, the date the financial statements were available to be issued, and has concluded that no recognized or non-recognized subsequent events have occurred since its fiscal 2013 year ended December 31, 2013.